SDCL EDGE ACQUISITION CORPORATION

1120 Avenue of the Americas, 4th Floor

New York, New York 10036

October 26, 2021

VIA EMAIL & EDGAR

Scott Anderegg

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SDCL EDGE Acquisition Corporation (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-254238)

Dear Mr. Anderegg:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-254238) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on October 28, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Lorenzo Corte of Skadden, Arps, Slate, Meagher & Flom (UK) LLP at +44.20.7519.7025 and that such effectiveness also be confirmed in writing.

Very truly yours,

[Signature page follows]

SDCL EDGE Acquisition Corporation

By:	/s/ Ned Davis
	Name:	Ned Davis
	Title:	Chief Financial Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Lorenzo Corte and Gregg Noel

cc:	Davis Polk & Wardwell London LLP

Reuven B. Young and Derek J. Dostal